SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Aradigm Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

038505301
(CUSIP Number)

Mark Goldstein First Eagle Investment Management, LLC 1345 Avenue of the Americas New York, New York 10105 (212) 698-3101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

(Page 1 of  7 Pages)
______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505301	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON First Eagle Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,689,662 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,689,662 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,689,662 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%*
14	TYPE OF REPORTING PERSON IA; CO

*Reflects the Issuer’s 40:1 reverse stock split effected on May 23, 2014, and includes 575,815 shares of Common Stock issuable upon the conversion of the 9.0% Senior Convertible Notes due 2021 of the Issuer (the “Convertible Notes”) and 259,117 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock of the Issuer (the “Warrants”).

CUSIP No. 038505301	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON First Eagle Value in Biotechnology Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,217,899 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,217,899 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,217,899 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%*
14	TYPE OF REPORTING PERSON CO

 * Reflects the Issuer’s 40:1 reverse stock split effected on May 23, 2014, and includes 191,938 shares of Common Stock issuable upon the conversion of the Convertible Notes and 86,372 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON 21 April Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,554,141 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,554,141 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,554,141 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
14	TYPE OF REPORTING PERSON CO

 * Reflects the Issuer’s 40:1 reverse stock split effected on May 23, 2014, and includes 301,343 shares of Common Stock issuable upon the conversion of the Convertible Notes and 135,605 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 5 of 7 Pages
This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2012 (the “Original Schedule 13D”), Amendment No.1 filed with the SEC on August 30, 2013 (“Amendment No. 1”), and Amendment No. 2 filed with the SEC on April 25, 2016 (“Amendment No. 2” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”) with respect to the common stock, no par value (the “Common Stock”), of Aradigm Corporation, a California corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D. This Amendment No. 3 amends Items 5 and 6 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) - (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on December 2, 2016, (i) FEIM is deemed to be the beneficial owner of 4,689,662 shares of Common Stock (which includes 575,815 shares of Common Stock issuable upon the conversion of the Convertible Notes and 259,117 shares of Common Stock issuable upon exercise of the Warrants), constituting approximately 29.7% of the outstanding Common Stock (which includes the Common Stock which FEVIB and April LTD may be deemed to beneficially own), (ii) FEVIB is deemed to be the beneficial owner of 2,217,899 shares of Common Stock (which includes 191,938 shares of Common Stock issuable upon the conversion of the Convertible Notes and 86,372 shares of Common Stock issuable upon exercise of the Warrants), constituting approximately 14.6% of the outstanding Common Stock, and (iii) April LTD is deemed to be the beneficial owner of 1,554,141 shares of Common Stock (which includes 301,343 shares of Common Stock issuable upon the conversion of the Convertible Notes and 135,605 shares of Common Stock issuable upon exercise of the Warrants), constituting approximately 10.1% of the outstanding Common Stock. The aggregate percentage of Common Stock reported herein is based upon 14,951,089 shares of Common Stock outstanding as of November 8, 2016, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2016, filed with the SEC on November 10, 2016.

(b) By virtue of investment management agreements with its clients, including FEVIB and April LTD, FEIM shares with such clients voting and dispositive powers over the 4,689,662 shares of Common Stock reported herein, which powers are exercised by the Principals and the Portfolio Managers.

(c) Except as set forth herein, none of the Reporting Persons have effected any transaction in the Common Stock during the past sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Paragraph 10 of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Warrants are exercisable at $5.21 per share of Common Stock (the “Exercise Price”) for five years following the date of issuance of the Warrants on July 14, 2016 (the “Issuance Date”), with such Exercise Price subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events or upon any distributions of assets, including cash, stock or other property to the Issuer’s stockholders.  The Warrants are exercisable

CUSIP No. 038505301	SCHEDULE 13D/A	Page 6 of 7 Pages

commencing on the later of 180 days after the Issuance Date and the date of the public release of top line data related to the conclusion of ORBIT-3 and ORBIT-4 Phase 3 pivotal clinical trials for the Issuer’s investigational product Pulmaquin® inhaled ciprofloxacin (the “Release Date”).  The Release Date occurred on December 2, 2016.  If, at any time from and after 180 days after the Issuance Date, the daily volume-weighted average price of the shares of the Issuer’s Common Stock for each of ten consecutive trading days exceeds 150% of the Exercise Price, the Issuer will have the right to call all or a portion of the Warrants for redemption upon twenty business days’ prior notice to the holders, at a redemption price of $0.01 per Warrant; provided that the holders of the Warrants may elect to exercise their Warrants upon receipt of any redemption notice from the Issuer.  The 259,117 shares of Common Stock issuable to the Reporting Persons upon exercise of the Warrants at the Exercise Price in effect on the date hereof are included in the number of shares beneficially owned by the Reporting Persons because such Warrants are exercisable within 60 days of the date hereof.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 6, 2016

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Director

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND, LTD.

By: FIRST EAGLE INVESTMENT MANAGEMENT, LLC, Its Investment Adviser

By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Director

21 APRIL FUND, LTD.

By: FIRST EAGLE INVESTMENT MANAGEMENT, LLC, Its Investment Adviser

By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Director